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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FIREPOND, INC.
(Name of Subject Company)

FIREPOND, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

318224 10 2
(CUSIP Number of Class of Securities)

Klaus P. Besier
Chairman, President and Chief Executive Officer
Firepond, Inc.
8009 South 34th Avenue
Minneapolis, MN 55425
(952) 229-2300
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person Filing Statement)

WITH COPIES TO EACH OF:

David M. Pridham, Esq. General Counsel and Secretary Firepond, Inc. 8009 South 34th Avenue Minneapolis, MN 55425 (952) 229-2300	John B. Steele, Esq. McDermott, Will & Emery 28 State Street Boston, MA 02109 Telephone: (617) 535-4000 Facsimile: (617) 535-3800

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on October 23, 2003 by Firepond, Inc., a Delaware corporation ("Firepond"), relating to a tender offer commenced by Fire Transaction Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Jaguar Technology Holdings, LLC, a Delaware limited liability company, on October 23, 2003 to purchase all of the outstanding shares of Firepond's common stock, par value $0.10 per share, for $3.16 per share, net to the seller in cash, without interest thereon.

Item 9. Material to be Filed as Exhibits.

        Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit (filed herewith):

Exhibit	Description
(a)(6)	Form of Letter to Firepond's customers regarding the tender offer.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIREPOND, INC.

Dated: October 24, 2003	By:	/s/ KRISTI SMITH
Name: Kristi Smith Title: Chief Financial Officer

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SIGNATURE